NEWS RELEASE

North American Palladium Provides Gold Exploration Update

Toronto, Ontario, July 12, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today released drill results from its 2011 exploration program at the Company’s gold division in Quebec’s Abitibi region.

Highlights:

•	Surface and underground drilling at Vezza advanced the project towards bulk sampling in the third quarter;

•	Sleeping Giant mine gold zones extended at depth below the three new mine levels and new zones discovered in the lower part of the mine;

•	Flordin project updated resource estimate for the central part of the deposit increased Measured and Indicated resources to 162,035 contained ounces of gold;

•	Ore sorting tests at Flordin indicate potential to increase mill head grade and reduce transportation cost by approximately 50% by rejecting waste prior to ore transport to the Sleeping Giant mill;

•	Discovery project drilling delivers high grade at the 1200E Zone and extends it further to the west;

•	MDDEP permit received to allow underground exploration at Discovery; and

•	Laflamme grassroots exploration delivers encouraging initial nickel and gold results.

“The positive results received to date from our 2011 gold exploration program confirm our belief that our gold assets provide us with a foundation for organic growth of our gold division,” said William J. Biggar, President and Chief Executive Officer.  “We have a tremendous opportunity to unlock value in our gold division through continued development of our gold assets combined with the leverage of our underutilized regional mill.”

Mr. Biggar added:  “The deeper extension of Sleeping Giant’s gold zones reaffirms our vision that this mine’s future is at depth, where we expect improved production from three new mining levels starting in 2012.  We are also very pleased with the advancement of our Vezza project, which should be ready for underground production in early 2012.”

Vezza Project

Exploration Update

Vezza is an advanced-stage gold exploration project that is currently being progressed through exploration and development towards a production decision, expected by year-end. The plan is to have Vezza ore processed at the nearby Sleeping Giant mill, which is 85 kilometres away and accessible by provincial highway (see Figure 1). If a positive production decision is made, gold production could begin in the first quarter of 2012.  Initially, the mine is expected to produce 39,000 ounces per year over a nine-year mine life, with potential to produce over 50,000 ounces per year if the mining rate is increased from 750 tonnes per day to 1,000 tonnes per day.

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The production projection is based upon internal technical and scientific information and mineral resources that are considered too speculative geologically to have an economic consideration applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the production projection will be materialized.

In 2010, NAP completed 74 drill holes from surface for a total of 12,105 metres. The surface drilling program confirmed both continuity and grade in the near surface, eastern extension of the deposit.  In 2011, the Company intends to complete an additional 30,000 metres of drilling to test the deposit’s continuity and grade. Most of the campaign will comprise underground infill drilling, and some extensional drilling from surface on the west part of the main zone.  (See April 27, 2011 press release for previous Vezza exploration results.)

To date, the Company has drilled 36 surface holes in 2011 for 5,367 metres and 61 holes for 5,867 metres from underground, for a combined total of 11,234 meters in 97 holes.  (See Figure 2 for a typical section, with some of the recent and past drilling results.).

Exploration drilling has confirmed the location of the mineralized zone at the interface between sedimentary and volcanic rocks.  It has also confirmed grades, continuity and widths of the gold zones, which are similar or better than the last resource estimate (dated December 31, 2010), which identified 1,714,000 tonnes at a grade of 5.8 g/t Au in the Measured and Indicated categories for 320,900 contained ounces, and a further 633,000 tonnes at 5.0 g/t Au, in the Inferred category, for 102,100 contained ounces.

The widths and near vertical nature of the gold zone also confirm that either alimak or long hole mining methods could be used at the Vezza mine.

Raises in the gold zone are scheduled to be completed in the coming months in order to test the vertical continuity. Silling in ore will also be conducted concurrently to produce a 40,000-tonne bulk sample. The gold zone material will be stockpiled and then batch-processed at the Sleeping Giant mill during the third and fourth quarters of this year.  Some of the new highlights include:

Surface *
Hole	From (m)	To (m)	Length (m)*	Grade (Au g/t)
V-11-218	85.75	88.75	3.0	6.7
V-11-219	103.25	105.05	1.8	7.8
V-11-219	108.85	111	2.15	14.5
V-11-220	71.3	75.55	4.25	3.9
V-11-226	67.2	80.1	12.9	5.1
V-11-230	73.35	78.45	5.1	6.3
V-11-227	110.05	112.45	2.4	7.9
V-11-227	114.8	116.35	1.55	12. 2
V-11-221	59.5	61	1.5	4.3
V-11-221	70	71.6	1.6	4.6
V-11-221	102.45	116.6	14.2	3.8
V-11-223	67	67.5	0.5	7.1
V-11-223	87	94.3	7.3	3.2
V-11-223	102.8	104.3	1.5	9.1

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Underground**
Hole	From (m)	To (m)	Length (m)*	Grade (Au g/t)
V300-119	49.8	54	4.2	10.4
V200-094	73.5	78	4.5	12.6
V200-093	61	64.7	3.7	8.4
V200-091	51	55.5	4.5	6.4
V200-092	51.7	54.9	3.2	4.7
V200-090	56	64	8.0	8.3

*True widths are estimated at approximately 80% of core length.
**True widths are estimated at approximately 90% of core length.

Sleeping Giant Mine

Exploration Update

Since the beginning of 2011, 88 drill holes have been completed at Sleeping Giant, totalling 24,477 metres. The primary objective of the 2011 exploration program at Sleeping Giant is to define and extend zones within the current mine on the proposed three new mining levels at depth.  Of the 88 holes that were drilled, 74 holes targeted the three new levels (between mine elevations 975 and 1,175) and 13 holes at depth below these levels.

In 2011, systematic drilling from underground stations continues to improve the Company’s understanding of several known zones while extending them to greater depth.  The historic 20, 30, 30W and 8N18 zones were intercepted and continued to return good values.  Drilling that followed geological interpretations in the lower part of the mine encountered new zones (named 106DL, 117RB and Zlam H East).  A number of other significant gold intersections were reported but are not yet assigned to a known zone and are therefore identified under “Other” in the tables below; further drilling is warranted to define their potential.

In the following tables, grades over 60 grams per tonne (“g/t”) gold have been cut to 60 g/t, consistent with historical practice at Sleeping Giant based on operating experience.  Reported thicknesses are calculated from angular relations between drill core and each zone.  Minimum thickness of 1.6 metres corresponds to zones which can be mined by shrinkage stope methods, while thickness of 1.8 metres can be mined by room-and-pillar.  Diluted grades are calculated over the full thickness, diluted by wall rock at zero grade.

Although not all results are yet available, selected results from these programs are presented in the following tables (with the location of the zones identified in Figure 3).

Zone 106DL (new zone)
Hole	From (m)	To (m)	Grade (Au g/t)	Length (m)	Diluted Grade (Au g/t)	Thickness (m)
66-1020-10	505.4	506.4	60.0	1.0	15.8	1.6
66-1022-10	558.8	559.8	36.6	1.0	14.7	1.6
66-1023-10	549.8	550.8	42.0	1.0	25.9	1.6

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Zone 117RB (new zone)
Hole	From (m)	To (m)	Grade (Au g/t)	Length (m)	Diluted Grade (Au g/t)	Thickness (m)
66-1021-10	966.7	967.7	5.4	1.0	2.4	1.6
66-1016-10	913.0	914.0	60.0	1.0	12.8	1.6
66-1019-10	915.0	916.0	6.8	1.0	3.9	1.6
66-1018-10	920.0	921.0	29.7	1.0	16.1	1.6
66-1013-10	896.5	897.9	4.0	1.4	3.3	1.6
66-1022-10	873.0	874.0	60.0	1.0	28.7	1.6
66-930	841.3	841.9	29.6	0.6	10.1	1.6
66-916B	827.0	828.0	60.0	1.0	31.6	1.6
78-524	489.0	489.7	5.4	0.7	2.0	1.6
66-1017-10	949.0	952.0	1.7	3.0	1.7	1.6

Zone 20
Hole	From (m)	To (m)	Grade (Au g/t)	Length (m)	Diluted Grade (Au g/t)	Thickness (m)
97-330-11	18.5	19.0	19.9	0.5	4.9	1.6
97-278-10	25.5	27.0	15.8	1.5	6.8	1.6
97-328-11	19.4	20.4	16.8	1.0	8.6	1.6

Zone 30
Hole	From (m)	To (m)	Grade (Au g/t)	Length (m)	Diluted Grade (Au g/t)	Thickness (m)
91-194-10	19.3	19.8	57.5	0.5	14.5	1.8

Zone 30W
Hole	From (m)	To (m)	Grade (Au g/t)	Length (m)	Diluted Grade (Au g/t)	Thickness (m)
91-192-10	166.0	169.0	4.9	3.0	4.9	2.5
97-279-10	146.0	147.0	14.9	1.0	7.8	1.8
97-280-10	145.0	146.0	15.4	1.0	7.9	1.8
97-281-10	146.0	147.0	11.0	1.0	5.5	1.8
97-282-10	156.0	158.0	9.2	2.0	7.8	1.8
97-286-10	149.0	150.0	25.4	1.0	12.2	1.8
97-309-10	179.0	180.0	9.5	1.0	5.2	1.8
97-311-10	199.0	199.5	18.6	0.5	3.7	1.8
97-313-10	206.3	208.3	16.0	2.0	14.1	1.8
97-315-10	182.0	184.0	30.9	2.0	30.8	1.8
97-318-10	188.0	190.0	9.9	2.0	9.0	1.8
97-329-11	151.2	152.2	35.0	1.0	16.8	1.8
97-333-11	154.9	157.7	8.9	3.1	8.9	2.6
66-1018-10	891.0	892.0	17.6	1.0	9.0	1.8

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Zone 8N18
Hole	From (m)	To (m)	Grade (Au g/t)	Length (m)	Diluted Grade (Au g/t)	Thickness (m)
66-1124C-11	904.5	906.5	13.9	2.0	13.9	1.6
66-1018-10	781.0	782.0	15.7	1.0	8.7	1.6

Zone Zlam H East (new zone)
Hole	From (m)	To (m)	Grade (Au g/t)	Length (m)	Diluted Grade (Au g/t)	Thickness (m)
66-1024-10	292.2	294.2	23.8	2.0	22.8	1.6
66-1023-10	301.0	302.0	8.6	1.0	3.8	1.6
66-1124C-11	239.8	240.8	7.8	1.0	3.1	1.6
66-1017-10	285.5	288.5	11.5	3.0	11.5	1.6
66-1018-10	282.5	285.5	5.0	3.0	5.0	1.6
66-1013-10	309.5	312.5	4.8	3.0	4.8	1.6

Other (zone TBD)
Hole	From (m)	To (m)	Grade (Au g/t)	Length (m)	Diluted Grade (Au g/t)	Thickness (m)
66-1013-10	763.0	764.0	18.1	1.0	9.1	1.8
66-1085-10	235.0	237.0	16.2	2.0	9.0	1.8
66-1086A-10	142.8	143.8	12.9	1.0	4.1	1.8
66-1124C-11	134.0	136.1	27.9	2.1	16.3	1.8
66-1124C-11	688.5	689.0	9.9	0.5	2.2	1.8
66-1125A-11	1.0	2.0	11.2	1.0	1.6	1.8
66-1126-11	526.0	527.0	16.2	1.0	8.2	1.8
97-316-10	106.5	107.5	50.7	1.0	25.5	1.8

Drilling in 2011 will continue to define the extensions of the gold zones to allow future mine development planning at depth.

Flordin Project

Updated Resource Estimate

The advanced-stage Flordin Project is located approximately 80 kilometres from the Sleeping Giant mill.  The Company has initiated an internal study to evaluate different mining scenarios for the project.  Management believes that the deposit is amenable to open pit mining but consideration will also be given to a combination of open pit and underground mining methods.

The objective of the 2010 program was to increase the confidence level of the mineral resources.  The updated mineral resource estimate below is based on 329 drill holes totalling 38,331 metres.  Assays are pending for an additional 157 drill holes and will be included in a future update.

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This resource estimate was only calculated based on data from the central part of the deposit between sections 5560E and 7030E, from 3850N to 4300N (see Figure 4).  The estimate includes 19 gold-bearing zones and spans an area of over 1,470 metres east to west, 450 metres north to south, and from surface to 470 metres deep. The Flordin deposit is estimated to have a total strike length of 4 kilometres.

The table below sets forth estimated mineral resources as at March 14, 2011 in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).  This estimate assumes open pit mining methods and the mineral resources at Flordin are therefore reported within a pit shell.  As such, new estimates of mineral resources are not directly comparable with the previous mineral resources estimate.

Measured	116,200	3.25	12,133
Indicated	2,679,600	1.74	149,902
Total Measured & Indicated	2,795,800	1.80	162,035
Inferred	1,915,700	1.59	97,651

Notes for Updated Minerals Resource Estimate:
1.
This updated mineral resource estimate for a potential open pit mining method was prepared as of March 14, 2011 by Mr. Pierre-Luc Richard, B.Sc., Geo. of InnovExplo Inc., an independent qualified person under NI 43-101, using a cut-off grade of 0.5 g/t and 3 metre minimum width.

2.	CIM definitions were followed for the estimation of mineral resources.
3.	See Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources.

The increase in the Measured and Indicated categories of the resource estimates from 2010 to 2011 is due to increased density of drilling to a spacing approaching 30 by 30 metres in the central 1.5 kilometre portion of the total 4 kilometre deposit.  In addition, the 2010 resource estimate was based on a minimum width of 2 metres, which was increased in the 2011 estimate to 3 metres, which is more appropriate for an open-pit mining scenario.  This open pit approach has resulted in higher tonnage and lower grade, but the contained ounces remain approximately the same.

The Flordin gold-bearing structure continues at depth and laterally and additional drilling will be required to assess its full potential.  Logging and sampling are still pending for approximately 20% of the holes drilled in 2010. They are located on strike extensions east and west of the central zones investigated to date and are expected to add to the Inferred resource category when the data becomes available.  See Figure 4 in the appendix for a visual presentation of Flordin’s drilling program.

Ore Sorting Tests

The Company hired an independent consulting firm to conduct ore sorting tests on Flordin’s mineralized zones and waste rocks, to evaluate potential pre-concentration of ore before trucking it to the Sleeping Giant mill.  Preliminary results indicate that pre-concentration can reject in the order of 50% low-grade rock in run-of-mine material, reducing transport costs and increasing head grade.

This technology could increase the mill feed head grade and offer significant cost savings with important implications for overall gold production costs in an eventual mining operation.  A second phase of ore sorting test work is underway with larger samples in the third quarter, with results expected by year-end.

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  Discovery Project

Located approximately 70 kilometres from the Sleeping Giant mill, Discovery is an advanced-stage exploration property (see Figure 1).  In 2010, 40 drill holes totalling 25,495 metres were completed, 90% of which have now been logged and most analyses received.  Drilling was aimed at extending the 1200E zone, which was not considered in the 2008 Scoping Study, which only considered the western gold zones.  An updated resource estimate including all 2010 drilling is underway and will be completed in the third quarter.

NAP is pleased to announce that it received the Certificate of Authorization for the Discovery project from the Quebec’s Ministry of Sustainable Development, Environment and Parks (“MDDEP”) to conduct underground exploration as planned in the 2008 Scoping Study.

Selected new results subsequent to the February 14, 2011 update include:

Hole	From (m)	To (m)	Length (m)	Au (g/t)	Notes
B-10-181	358.0	359.0	1.0	9.5
B-10-196	307.8	308.8	1.0	6.6
B-10-197	409.6	410.4	0.8	22.9
B-10-197	574.3	576.0	1.7	5.3
B-10-198	178.8	189.4	10.6	4.7	Visible Gold

These new results extend the previously-know 1200E zone to the west (see Figure 5).

Laflamme Property

The Laflamme grassroots exploration project, a joint venture with Midland Exploration Inc. (“Midland”), is located about 25 kilometres west of the town of Lebel-sur-Quévillon in the Abitibi region of Quebec (see Figure 1). NAP is currently earning a 50% interest in the project and may acquire an additional 15% interest by completing a feasibility study.  In 2010 and 2011, twelve drill holes totalling 4,353 metres were completed on the Laflamme property.

On June 15, 2011, Midland announced the discovery of a new mineralized zone containing nickel, copper and platinum group elements (see Figure 6).  Hole LA-11-08, drilled in the northeast part of the property to test a combined magnetic and electromagnetic (VTEM) anomaly, intersected an ultramafic rock sequence about 200 metres thick, which hosted a mineralized interval from 90.6 to 98.6 metres, grading 0.66% Ni, 0.35% Cu, 0.17 g/t Pt, 0.16 g/t Pd, 0.11 g/t Au and 1.4 g/t Ag over 8.0 metres. This zone includes a higher-grade interval, at 1.55% Ni, 0.53% Cu, 0.26 g/t Pt, 0.28 g/t Pd, 0.13 g/t Au and 1.9 g/t Ag over 1.6 metres from 91.1 to 92.7 metres.

Disseminated, net-textured and locally semi-massive styles of mineralization are observed. This new zone was intersected at shallow depth (about 60 metres vertical depth), and remains open in all directions.

A second drill hole in the southwest part of the property resulted in a new discovery in an unexplored area, returning 9.7 g/t Au over a core length of 1 metre (see Figure 6).  The drill hole was designed to test a regional-scale zone of conductive responses detected by airborne geophysical surveys.

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Additional results are pending, and the joint venture partners are designing a follow-up program on this intersection and other targets on the property. IA helicopter-borne magnetic and electromagnetic (VTEM) anomalies associated with the discovery extend over several kilometres and thus represent an extensive prospective area that remains completely untested.

The Laflamme property consists of 494 claims for a total surface area of about 26,097 hectares, and covers more than 40 kilometres along the strike extension of the Sleeping Giant mine. Following the recent discovery, 142 pending claims were added to the property.

2011 Gold Exploration

The Company’s $9.1-million gold exploration program is ongoing, with 49,000 metres of drilling planned, comprised of the following programs:

Name	Planned Exploration	Program Objectives
Sleeping Giant	26,500 metres	Target zones below the 975 mine level, including the three new levels at depth and below; includes 25,000 metres of underground extensional drilling and 1,500 metres of surface drilling
Flordin	4,500 metres	Evaluate open pit potential, advance permitting and bulk sampling
Discovery	8,000 metres	Target the extension of the 1200E Zone and advance permitting
Dormex	2,400 metres	Exploration drilling
Laflamme	2,400 metres	Exploration drilling and ground geophysics
Cameron Shear	1,800 metres	Exploration drilling and ground geophysics

Technical Information and Qualified Person

All analyses performed during NAP’s drill programs are subject to a rigorous quality assurance and quality control (QA/QC) program that conforms to industry best practices as outlined by the CIM and NI 43-101. This includes the use of independent third party laboratories, insertion of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory. The Company’s exploration team designed and executed the drilling programs under the supervision of Tyson C. Birkett, PhD, Eng., Director of Exploration for Quebec, a Qualified Person as defined by NI 43- 101, who has reviewed and approved the content of this news release.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. In the prolific Abitibi region of Quebec, NAP also owns and operates the Sleeping Giant gold mine, and is advancing the Vezza gold project towards a production decision by year-end. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

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For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Michel Bouchard
Vice President, Exploration and Development
Email: mbouchard@nap.com

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results, that operations at the Lac des Iles and Sleeping Giant mines may not proceed as planned, that Vezza and other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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APPENDIX:

Figure 1: NAP’s gold properties illustrated on the simplified geological map of the area.

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Figure 2: Vezza project.vertical section of the gold zone located at the contact between sedimentary and volcanic rocks. 2011 underground drilling results are shown in yellow, with the previous results in grey. Section 16540E.

North American Palladium Ltd.
Vezza Project
3.8 g/t Au over 1.9m
5.1 g/t Au over 4.0m
11.7 g/t Au over 6.2m
V200-090
8.3 g/t Au over 8.0m
4.3 g/t Au over 3.6m
7.6 g/t Au over 3.5m
V200-091
6.4 g/t Au over 4.5m
7.5 g/t Au over 2.0m
V200-092
4.7 g/t Au over 3.2m
Level 200
4.4 g/t Au over 2.8m
V200-093
8.4 g/t Au over 3.7m
11.8 g/t Au over 4.0m
V200-094
12.6 g/t Au over 4.5m
7.1 g/t Au over 1.5m
6.6 g/t Au over 1.4m
V200-120
3.4 g/t Au over 3.0m
6.7 g/t Au over 2.5m
26.2 g/t Au over 1.5m
V200-119
10.4 g/t Au over 4.2m
Level 300
34.7 g/t Au over 1.5m
12.6 g/t Au over 0.7m
Cross Section
Looking W 16540E
Underground Access
Ore Zone Intersections
2011 drilling
Previous drilling
2011 Drilling Trace
Sediments
Volcanics
Lithology - previous drilling
Sediment
Volcanic
0
12.5
25
50
m
9900
9950
10000
10050
3150
3100
3050
3000
2950

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Figure 3: Sleeping Giant mine longitudinal section.

A composite vertical section of the Sleeping Giant gold mine showing the depth extensions of currently known zones, as well as significant new drill intersections.  Level 1175 is the deepest of the three new levels being prepared for mining.

Puits no.2
Puits no.1
Niv 145
Niv 235
Niv 355
Niv 485
Niv 665
Niv 785
Niv 855
Niv 915
Niv 975
Niv 1060
Niv 1115
Niv 1175
20
20A
30
3
2
66-916A,B
78H
30W
8N18
785N
30W
66-1125A-11
11.2g/t / 1.0m
66-1017-10
66-1022-10
36.6g/t / 1.0m
66-1125A-11
20.6g/t / 1.0m
25.4g/t / 1.0m
66-1018-10
90.6g/t / 1.0m
66-1022-10
75.3g/t / 1.0m
66-916A
12.2/1.6
5.0/1.6
66-1124C-11
9.9g/t /0.5m
66-1124C-11
26.5g/t / 1.0m
EXTENSION DE LA 30W ET 8N-18 EN PROFONDEUR
Section N110°E, Influence ±250m; Vue N020°E
Puits no1 et 2 et développements des niveaux projetés
Chantiers des zones 30, 20, 20A, 18, 2 et 3 sous le niveau 485 projetés
Mesh 3D des zones 8N18, 30W, 785N et 78H projetés
Toutes les valeurs sont prises au long des sondages sauf pour les trous
66-916A et 66-916B qui sont prises perpendiculairement à la zone.

Mines NAP Québec Ltée

Titre:	MINE GÉANT DORMANT Extension des zones en profondeur Regard N020° ; Influence +/- 250m
Dessiné par: Jonathan Servais	Échelle: 1:5000
Approuvé:	Numéro:
Date: 25/05/2011	

Fichier: G:\Exploration\Utilisateurs\Jonathan Servais\210311 Fig Présentation - Extension 30W et 8N-18 en profondeur v2.dwg

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Figure 4: Flordin property outline showing the area of the current mineral resource estimate and the extent of recent drilling. (Each square is 1 kilometre long.)

Figure 5: Vertical longitudinal section of Discovery Zone 1200 East, looking northeast.

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Figure 6: Laflamme property-scale geology as currently published with the locations of two significant new discoveries.

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